Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS

SECOND QUARTER 2007 OPERATING RESULTS

•

Front-end achieved positive net earnings of EUR 2.8 million in the second quarter of 2007, excluding the expense resulting from early extinguishment of convertible debt of EUR 5.9 million, as compared to net earnings of EUR 1.2 million in the first quarter of 2007.

•

Net sales of the second quarter of 2007 were EUR 254.7 million, up 21% from the first quarter of 2007 and up 9% from the second quarter of 2006. Our Back-end segment reported record sales in Hong Kong dollar.

•

Net earnings of the second quarter of 2007 were EUR 14.9 million, or EUR 0.26 diluted net earnings per share, as compared to net earnings of EUR 11.2 million, or EUR 0.20 diluted net earnings per share for the first quarter of 2007 and net earnings from continuing operations of EUR 18.7 million, or EUR 0.32 diluted net earnings from continuing operations per share for the second quarter of 2006.

•

Bookings in the second quarter of 2007 were EUR 226.9 million, down 8% from the first quarter of 2007. Bookings from our Front-end segment were down 39% and bookings from our Back-end segment were up 29%. Quarter-end backlog was EUR 242.6 million, down 10% from the end of the previous quarter.

•	In line with our previously announced intention, we have decided to pay an interim dividend of EUR 0.10 per share.

BILTHOVEN, THE NETHERLANDS, July 30, 2007 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2007 operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“For ASMI, both Front-end and Back-end operating results met or exceeded expectations. In Front-end, net sales surpassed our guidance, and for the second consecutive quarter, Front-end was net profitable. Back-end sales soared, posting another record as measured in the local currency, while higher operating margins drove an impressive bottom line,” commented Arthur del Prado, President and Chief Executive Officer of ASM International.

“Orders, however, were mixed. While Back-end bookings were very strong, following the sector recovery that began early 2007, Front-end orders fell short. Coming off two very good quarters in Q4 and Q1 that countered the wafer processing equipment industry trend, Q2 Front-end bookings experienced a dip, reflecting a cautious customer spending during this period of industry capacity digestion,” he continued.

Three months ended June 30, 2007.

The following table shows the operating performance for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions, except earnings per share)
	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007		% Change Q2 2006 to Q2 2007
Net sales	234.8	210.1	254.7	21%		9%
Gross profit	93.3	72.8	96.9	33%		4%
Gross profit margin %	39.7%	34.6%	38.0%	3.4	% (1)	(1.7	)% (1)
Selling, general and administrative expenses	(30.4)	(29.9)	(32.9)	10%		8%
Research and development expenses	(21.4)	(19.8)	(21.5)	8%		—
Amortization of other intangible assets	(0.2)	(0.1)	(0.1)	(3)%		(39)%

Earnings from operations	41.3	23.0	42.4	85%		3%

Net earnings from continuing operations	18.7	11.2	14.9	34%		(20)%
Net loss from discontinued operations	(1.3)	—	—	na		na

Net earnings	17.4	11.2	14.9	34%		(14)%

Diluted net earnings from continuing operations per share	0.32	0.20	0.26
Diluted net loss from discontinued operations per share	(0.02)	—	—

Diluted net earnings per share	0.30	0.20	0.26

New orders	256.9	246.2	226.9	(8)%		(12)%
Backlog at end of period	280.6	270.4	242.6	(10)%		(14)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end	108.2	116.3	120.4	4%	11%
Back-end	126.6	93.8	134.3	43%	6%

Total net sales	234.8	210.1	254.7	21%	9%

In the second quarter of 2007, net sales of wafer processing equipment (Front-end segment) represented 47.3% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 52.7% of total net sales in the second quarter of 2007.

The strong level of sales of our Front-end segment is driven by sales of Vertical Furnace, PECVD and TP products. Our Back-end segment reported record sales in Hong Kong dollar.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006 impacted total net sales negatively by 2% and 7% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Gross profit Q2 2006	Gross profit Q1 2007	Gross profit Q2 2007	Gross profit margin Q2 2006	Gross profit margin Q1 2007	Gross profit margin Q2 2007	Increase or (decrease) percentage points Q1 2007 to Q2 2007	Increase or (decrease) percentage points Q2 2006 to Q2 2007
Front-end	33.8	34.9	38.5	31.2%	30.0%	32.0%	2.0	0.8
Back-end	59.5	37.9	58.4	47.0%	40.4%	43.5%	3.1	(3.5)

Total gross profit	93.3	72.8	96.9	39.7%	34.6%	38.0%	3.4	(1.7)

The gross profit margin of our Front-end segment increased from the first quarter of 2007 mainly due to changes in the product mix.

The gross profit margin of our Back-end segment increased from the first quarter of 2007 driven by increased utilization of capacity.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end	16.3	18.2	19.2	6%	17%
Back-end	14.1	11.7	13.7	17%	(2)%

Total selling, general and administrative expenses	30.4	29.9	32.9	10%	8%

As a percentage of net sales, selling, general and administrative expenses were 13% in the second quarter of 2007, 14% in the first quarter of 2007 and 13% in the second quarter of 2006.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end	13.8	13.2	13.8	5%	—
Back-end	7.6	6.6	7.7	16%	1%

Total research and development expenses	21.4	19.8	21.5	8%	—

As a percentage of net sales, research and development costs in the second quarter of 2007 were 8%, 9% in the first quarter of 2007 and 9% in the second quarter of 2006.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end	3.5	3.5	5.5	60%	59%
Back-end	37.8	19.5	36.9	89%	(3)%

Total earnings from operations	41.3	23.0	42.4	85%	3%

The increase of 85% as compared to the first quarter of 2007 is primarily caused by increased gross profit, partly offset by increased operating expenses.

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the second quarter of 2007 as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions)	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end	(1.5)	1.2	(3.1)	nm	nm
Back-end	18.9	10.0	18.0	81%	(4)%

Total net earnings	17.4	11.2	14.9	(14)%	36%

Excluding the expense resulting from early extinguishment of convertible debt of EUR 5.9 million, Front-end achieved positive net earnings in the second quarter of 2007 of EUR 2.8 million.

Six months ended June 30, 2007.

The following table shows the operating performance and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions, except earnings per share)	Six months ended June 30,
	2006	2007	% Change
Net sales	441.2	464.8	5%
Gross profit margin	172.0	169.7	(1)%
Gross profit margin %	39.0%	36.5%	(2.5	) (1)
Selling, general and administrative expenses	(60.0)	(62.8)	5%
Research and development expenses	(42.0)	(41.3)	(2)%
Amortization of other intangible assets	(0.4)	(0.3)	(31)%

Earnings from operations	69.6	65.3	(6)%

Net earnings from continuing operations	28.8	26.1	(9)%
Net loss from discontinued operations	(8.8)	—	na

Net earnings	20.0	26.1	30%

Diluted net earnings from continuing operations per share	0.54	0.46
Diluted net loss from discontinued operations per share	(0.17)	—

Diluted net earnings per share	0.37	0.46

New orders	500.0	473.1	(5)%
Backlog at the end of period	280.6	242.6	(14)%

(1)	Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	% Change
Front-end	202.1	236.7	17%
Back-end	239.1	228.1	(5)%

Total net sales	441.2	464.8	5%

In the six months ended June 30, 2007, net sales of wafer processing equipment (Front-end segment) represented 50.9% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 49.1% of total net sales.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the six months ended June 30, 2007 compared to the six months ended June 30, 2006 impacted net sales negatively by 7%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	2006	2007	Increase or (decrease) percentage points
Front-end	61.2	73.5	30.3%	31.0%	0.7
Back-end	110.8	96.2	46.3%	42.2%	(4.1)

Total gross profit	172.0	169.7	39.0%	36.5%	(2.5)

The gross profit margin of our Front-end segment increased due to changes in the product mix and increased gross profit margins specifically for Vertical Furnaces.

The gross profit margin of our Back-end segment decreased due to currency developments, the cost of increasing manufacturing capacity and lower gross margins on leadframes.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	% Change
Front-end	33.1	37.3	12%
Back-end	26.9	25.5	(5)%

Total selling, general and administrative expenses	60.0	62.8	5%

As a percentage of net sales, selling, general and administrative expenses were 14% in both the first half of 2007 and the first half of 2006.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	% Change
Front-end	27.5	26.9	(2)%
Back-end	14.5	14.4	(1)%

Total research and development expenses	42.0	41.3	(2)%

As a percentage of net sales, research and development expenses were 9% in the first half of 2007, compared to 10% in the first half of 2006.

Earnings from Operations. The following table shows earnings from operations for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	% Change
Front-end	0.2	8.9	nm
Back-end	69.4	56.4	(19)%

Consolidated earnings from operations	69.6	65.3	(6)%

Net Earnings. The following table shows net earnings for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2007 compared to the same period in 2006:

(EUR millions)	Six months ended June 30,
	2006	2007	% Change
Front-end	(15.2)	(1.9)	nm
Back-end	35.2	28.0	(20)%

Consolidated net earnings	20.0	26.1	30%

Excluding the expense resulting from early extinguishment of convertible debt of EUR 5.9 million, Front-end achieved positive net earnings in the first half of 2007 of EUR 4.0 million.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2007 and the backlog at the end of the second quarter as compared to the first quarter of 2007 and the second quarter of 2006:

(EUR millions, except book-to-bill ratio)
	Q2 2006	Q1 2007	Q2 2007	% Change Q1 2007 to Q2 2007	% Change Q2 2006 to Q2 2007
Front-end:
New orders for the quarter	118.6	133.6	81.9	(39)%	(31)%
Backlog at the end of the quarter	160.2	172.8	134.3	(22)%	(16)%
Book-to-bill ratio (new orders divided by net sales)	1.10	1.15	0.68

Back-end:
New orders for the quarter	138.3	112.6	145.0	29%	5%
Backlog at the end of the quarter	120.4	97.6	108.3	11%	(10)%
Book-to-bill ratio (new orders divided by net sales)	1.09	1.20	1.08

Total
New orders for the quarter	256.9	246.2	226.9	(8)%	(12)%
Backlog at the end of the quarter	280.6	270.4	242.6	(10)%	(14)%
Book-to-bill ratio (new orders divided by net sales)	1.09	1.17	0.89

The following table shows the level of new orders during the six months ended June 30, 2006 and 2007 and the backlog at June 30, 2006 and 2007 and the percentage change:

(EUR millions, except book-to-bill ratio)	Six months ended June 30,
	2006	2007	% Change
Front-end:
New orders	226.9	215.5	(5)%
Backlog at June 30	160.2	134.3	(16)%
Book-to-bill ratio (new orders divided by net sales)	1.12	0.91

Back-end:
New orders	273.1	257.6	(6)%
Backlog at June 30	120.4	108.3	(10)%
Book-to-bill ratio (new orders divided by net sales)	1.14	1.13

Total
New orders	500.0	473.1	(5)%
Backlog at June 30	280.6	242.6	(14)%
Book-to-bill ratio (new orders divided by net sales)	1.13	1.02

For the six months ended June 30, 2007 the book-to-bill ratio was 1.02, consisting of 0.91 for the Front-end segment and 1.13 for the Back-end segment.

Liquidity and capital resources

Net cash provided by operations in the second quarter of 2007 was EUR 19.0 million as compared to net cash provided by operations of EUR 52.9 million in the second quarter of 2006. For the six months ended June 30, 2007, net cash provided by operations was EUR 30.9 million compared to cash provided by operations of EUR 72.3 million for the same period in 2006. These developments result primarily from increased working capital.

Net cash used in investing activities in the second quarter of 2007 was EUR 16.4 million, compared to EUR 9.0 million in the second quarter of 2006. For the six months ended June 30, 2007, net cash used in investing activities was EUR 22.8 million compared to EUR 17.7 million for the same period in 2006. These developments result from increased capital expenditures, primarily in our Back-end segment.

Net cash used in financing activities in the second quarter of 2007 was EUR 44.7 million, compared to EUR 27.7 million in the second quarter of 2006. For the six months ended June 30, 2007, net cash used in financing activities was EUR 45.6 million compared to EUR 20.4 million for the same period in 2006. These developments included the purchase of treasury shares (EUR 3.5 million) and the buy back of convertible debt (EUR 20.5 million) in the second quarter of 2007. With the share repurchase and the buy back of convertible debt, we have completed the distribution of the EUR 24 million ASMPT cash dividend received in April 2007.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 242.7 million at March 31, 2007 to EUR 271.2 million at June 30, 2007. The increase is primarily the result of increased manufacturing and sales levels, in particular in June 2007. The number of outstanding days of working capital, measured based on annual sales, increased from 101 days at March 31, 2007 to 110 days at June 30, 2007. During the same period, our Front-end segment increased from 119 days to 128 days, while our Back-end segment increased from 83 days to 92 days.

At June 30, 2007, our principal sources of liquidity consisted of EUR 153.4 million in cash and cash equivalents and EUR 103.7 million in undrawn bank lines. Approximately EUR 66.9 million of the cash and cash equivalents and EUR 28.0 million of the undrawn bank lines are restricted to use in our Back-end operations and EUR 25.6 million in undrawn bank lines are restricted to use in our Front-end operations in Japan.

Interim Dividend

In line with our previously announced intention to pay an interim cash dividend in 2007, we have decided to pay an interim dividend of EUR 0.10 per share. The ex-dividend date on Eurolist by NYSE Euronext Amsterdam is August 1, 2007 with the dividend record date set at the close of trading on August 3, 2007. The cash dividend (minus 15% withholding tax) will be payable on September 6, 2007.

We will use part of the interim dividend from our 53%-owned subsidiary, ASM Pacific Technology Ltd that we expect to receive at the end of August 2007 for this ASMI shareholder cash payment.

Outlook

Both ASMI Front-end and Back-end delivered strong results in the second quarter of 2007. With net earnings of EUR 4.0 million for the first six months (excluding the expense from early extinguishment of convertible debt), Front-end operations are on target toward net profitability for the year. Back-end enjoyed an excellent quarter of record sales (as measured in local currency) with higher margins and strong bookings.

The Front-end equipment industry in general is facing a slowdown in new orders since the beginning of 2007. Our Front-end activities have experienced weakness in the order intake only recently, which will have an impact on the remainder of the year. We therefore expect our Front-end sales could decrease somewhat in the second half of the year compared to the first half. We expect that Front-end will realize its target of positive net earnings for 2007 (excluding the expense from early extinguishment of convertible debt).

The Back-end assembly and packaging industry is experiencing a recovery in orders, which started at the beginning of 2007. In addition, we believe that our Back-end operations have strengthened its market position. Based on our June 30, 2007 order backlog and the positive Back-end industry climate, we expect another quarter with strong sales and profitability for our Back-end operations.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

TUESDAY, JULY 31, 2007 at

09:00 a.m. US Eastern time

15:00 p.m. Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 866.356.4281
International:	+1 617.597.5395

Participation pass code is 259 91 047

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 14, 2007. The replay dial-in numbers are:

United States:	+1 888.286.8010
International:	+1 617.801.6888

Participation pass code is 565 30 577

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share data)
	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	234,759	254,714	441,247	464,805
Cost of sales	(141,443)	(157,815)	(269,237)	(295,147)

Gross profit	93,316	96,899	172,010	169,658

Operating expenses:
Selling, general and administrative	(30,385)	(32,923)	(60,059)	(62,800)
Research and development	(21,391)	(21,466)	(41,972)	(41,254)
Amortization of other intangible assets	(228)	(139)	(411)	(283)

Total operating expenses	(52,004)	(54,528)	(102,442)	(104,337)

Earnings from operations	41,312	42,371	69,568	65,321
Net interest expense	(1,580)	(1,000)	(3,393)	(2,026)
Expense resulting from early extinguishment of debt	—	(5,910)	—	(5,910)
Foreign currency transaction losses	(1,040)	(783)	(879)	(724)

Earnings from continuing operations before income taxes and minority interest	38,692	34,678	65,296	56,661
Income tax expense	(3,609)	(4,028)	(6,043)	(6,158)

Earnings from continuing operations before minority interest	35,083	30,650	59,253	50,503
Minority interest	(16,365)	(15,747)	(30,502)	(24,443)

Net earnings from continuing operations	18,718	14,903	28,751	26,060

Loss from discontinued operations before income taxes	(1,317)	—	(8,781)	—
Income tax expense	—	—	—	—

Net loss from discontinued operations	(1,317)	—	(8,781)	—

Net earnings	17,401	14,903	19,970	26,060

Net earnings (loss) per share:

Basic net earnings from continuing operations	0.35	0.28	0.54	0.48
Basic net loss from discontinued operations	(0.02)	—	(0.17)	—
Basic net earnings (loss)	0.33	0.28	0.37	0.48

Diluted net earnings from continuing operations	0.32	0.26	0.54	0.46
Diluted net loss from discontinued operations	(0.02)	—	(0.17)	—
Diluted net earnings (loss)	0.30	0.26	0.37	0.46

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	53,446	53,986	53,260	53,930
Diluted (1)	65,424	65,767	53,366	65,968

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the six months ended June 30, 2006, the effect of a potential conversion of convertible subordinated debt into 11,886,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average numbers of common shares and net earnings for these periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)
	December 31,	June 30,
	2006	2007
		(unaudited)
Assets

Cash and cash equivalents	193,872	153,428
Accounts receivable, net	198,359	240,666
Inventories, net	197,089	213,832
Income taxes receivable	49	44
Deferred tax assets	3,140	2,809
Other current assets	24,009	33,293

Total current assets	616,518	644,072

Debt issuance costs	3,938	3,121
Deferred tax assets	1,052	1,274
Other intangible assets	4,948	4,653
Goodwill, net	54,576	53,359
Property, plant and equipment, net	151,265	153,048

Total Assets	832,297	859,527

Liabilities and Shareholders’ Equity

Notes payable to banks	19,657	16,834
Accounts payable	99,841	117,841
Accrued expenses	70,773	71,851
Advance payments from customers	8,095	9,758
Deferred revenue	13,652	17,180
Income taxes payable	15,952	19,106
Current portion of long-term debt	7,344	6,420

Total current liabilities	235,314	258,990

Pension liabilities	3,490	3,550
Deferred tax liabilities	620	681
Long-term debt	19,267	16,291
Convertible subordinated debt	182,232	162,858

Total Liabilities	440,923	442,370

Minority interest	114,916	116,924

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value EUR 0.04, issued and outstanding 53,828,745 and 54,005,214 shares	2,153	2,160
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	316,745	319,398
Treasury shares at cost	—	(1,619)
Retained earnings	18,748	44,658
Accumulated other comprehensive loss	(61,188)	(64,364)

Total Shareholders’ Equity	276,458	300,233

Total Liabilities and Shareholders’ Equity	832,297	859,527

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)
	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	17,401	14,903	19,970	26,060
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,968	8,345	18,400	16,729
Amortization of other intangible assets	788	344	972	695
Impairment and disposal of discontinued operations	—	—	3,333	—
Amortization of debt issuance costs	243	222	499	454
Compensation expense employee stock option plan	312	458	624	816
Compensation expense employee share incentive scheme ASMPT	2,273	2,537	3,298	3,219
Deferred income taxes	608	358	704	(76)
Expense resulting from early extinguishment of debt	—	5,910	—	5,910
Minority interest	16,365	15,747	30,502	24,443
Changes in other assets and liabilities:
Accounts receivable	(902)	(44,417)	(8,618)	(47,980)
Inventories	4,520	(7,018)	(9,426)	(23,028)
Other current assets	(135)	(5,460)	(2,194)	(10,068)
Accounts payable and accrued expenses	(2,529)	24,854	4,638	24,092
Advance payments from customers	1,425	(1,867)	4,846	1,917
Deferred revenue	(879)	719	1,366	3,779
Pension liabilities	(4)	122	31	247
Income taxes	4,489	3,241	3,305	3,648

Net cash provided by operating activities	52,943	18,998	72,250	30,857

Cash flows from investing activities:
Capital expenditures	(8,694)	(16,259)	(15,901)	(22,405)
Purchase of other intangible assets	(458)	(146)	(2,085)	(482)
Acquisition of business	(656)	—	(656)	—
Proceeds from sale of property, plant and equipment	836	9	973	106

Net cash used in investing activities	(8,972)	(16,396)	(17,669)	(22,781)

Cash flows from financing activities:
Notes payable to banks, net	(611)	(901)	1,009	(1,726)
Proceeds of long-term debt and subordinated debt	—	1,204	—	1,204
Repayments of long-term debt and subordinated debt	(2,338)	(22,891)	(3,296)	(24,234)
Purchase of treasury shares	—	(3,495)	—	(3,495)
Proceeds from issuance of common shares and exercise of stock options	141	2,269	6,738	3,570
Dividend to minority shareholders	(24,870)	(20,920)	(24,870)	(20,920)

Net cash used in financing activities	(27,678)	(44,734)	(20,419)	(45,601)
Exchange rate effects	(3,944)	(1,980)	(7,686)	(2,919)

Net increase (decrease) in cash and cash equivalents	12,349	(44,112)	26,476	(40,444)
Cash and cash equivalents at beginning of period	149,127	197,540	135,000	193,872

Cash and cash equivalents at end of period	161,476	153,428	161,476	153,428

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,975	3,196	3,580	2,210
Income taxes, net	(1,488)	428	2,034	2,586

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.35% at June 30, 2007, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)
	Front-end	Back-end	Total
Three months ended June 30, 2006	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	108,191	126,568	234,759
Gross profit	33,775	59,541	93,316
Earnings from operations	3,459	37,853	41,312
Net interest income (expense)	(2,383)	803	(1,580)
Foreign currency transaction gains (losses)	(1,041)	1	(1,040)
Income tax expense	(213)	(3,396)	(3,609)
Minority interest	—	(16,365)	(16,365)
Net earnings (loss) from continuing operations	(178)	18,896	18,718
Net loss from discontinued operations	(1,317)	—	(1,317)
Net earnings (loss)	(1,495)	18,896	17,401

Capital expenditures and purchase of intangible assets	5,170	3,982	9,152
Depreciation and amortization	5,439	4,317	9,756

Three months ended June 30, 2007	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	120,413	134,301	254,714
Gross profit	38,546	58,353	96,899
Earnings from operations	5,495	36,876	42,371
Net interest income (expense)	(1,632)	632	(1,000)
Expense resulting from early extinguishment of debt	(5,910)	—	(5,910)
Foreign currency transaction losses	(264)	(519)	(783)
Income tax expense	(791)	(3,237)	(4,028)
Minority interest	—	(15,747)	(15,747)
Net earnings (loss)	(3,102)	18,005	14,903

Capital expenditures and purchase of intangible assets	4,681	11,724	16,405
Depreciation and amortization	4,157	4,532	8,689

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(EUR thousands, except headcount)
	Front-end	Back-end	Total
Six months ended June 30, 2006	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	202,083	239,164	441,247
Gross profit	61,235	110,775	172,010
Earnings from operations	201	69,367	69,568
Net interest income (expense)	(5,016)	1,623	(3,393)
Foreign currency transaction gains (losses)	(908)	29	(879)
Income tax expense	(747)	(5,296)	(6,043)
Minority interest	—	(30,502)	(30,502)
Net earnings (loss) from continuing operations	(6,470)	35,221	28,751
Net loss from discontinued operations	(8,781)	—	(8,781)
Net earnings (loss)	(15,251)	35,221	19,970

Capital expenditures and purchase of intangible assets	10,792	7,194	17,986
Depreciation and amortization	10,647	8,725	19,372
Impairment of and disposal of discontinued operations	3,333	—	3,333

Cash and cash equivalents	72,896	88,580	161,476
Capitalized goodwill	25,651	43,617	69,268
Other intangible assets	9,763	—	9,763
Other identifiable assets	322,909	255,628	578,537
Total assets
	431,219	387,825	819,044
Total debt	238,253	156	238,409
Headcount in full-time equivalents (1)	1,733	8,384	10,117

Six months ended June 30, 2007	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	236,690	228,115	464,805
Gross profit	73,443	96,215	169,658
Earnings from operations	8,934	56,387	65,321
Net interest income (expense)	(3,563)	1,537	(2,026)
Expense resulting from early extinguishment of debt	(5,910)	—	(5,910)
Foreign currency transaction gains (losses)	(804)	80	(724)
Income tax expense	(545)	(5,613)	(6,158)
Minority interest	—	(24,443)	(24,443)
Net earnings (loss)	(1,888)	27,948	26,060

Capital expenditures and purchase of intangible assets	5,957	16,930	22,887
Depreciation and amortization	8,436	8,988	17,424

Cash and cash equivalents	86,571	66,857	153,428
Capitalized goodwill	14,034	39,325	53,359
Other intangible assets	4,244	409	4,653
Other identifiable assets	359,299	288,788	648,087
Total assets	464,148	395,379	859,527
Total debt	202,209	194	202,403
Headcount in full-time equivalents (1)	1,881	9,769	11,650

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2006.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

FIN 48

On January 1, 2007 ASMI adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption of FIN 48 will be accounted for as a cumulative-effect adjustment recorded in the beginning balance of retained earnings. ASMI is in the process of determining the impact of adopting FIN 48 on its Consolidated Financial Statements.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended June 30,		Six months ended June 30,
(EUR thousands, except per share data)	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	17,401	14,903	19,970	26,060
Adjustments for IFRS:
Goodwill	—	—	—	—
Classification of minority interest	16,365	15,747	30,502	24,443
Convertible subordinated notes	(3,236)	(3,693)	(5,760)	(5,485)
Development expenses	2,249	3,914	4,979	7,451
Option plans	124	2	158	6

Total adjustments	15,502	15,970	29,879	26,415

IFRS	32,903	30,873	49,849	52,475

IFRS allocation of net earnings:
Shareholders	16,538	15,126	19,347	28,032
Minority interest	16,365	15,747	30,502	24,443

Net earnings per share:
Basic	0.31	0.28	0.36	0.52
Diluted	0.31	0.28	0.36	0.52

			Equity	Equity
			December 31,	June 30,
(EUR thousands)			2006	2007
				(unaudited)
US GAAP			276,458	300,233
Adjustments for IFRS:
Goodwill			(10,575)	(10,339)
Classification of minority interest			114,916	116,924
Convertible subordinated notes			28,330	22,845
Development expenses			19,065	25,502
Pension plans			860	807

Total adjustments			152,596	155,739
IFRS			429,054	455,972